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SEC FILE NUMBER
8-33980

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/20 (MM/DD/YY) AND ENDING 6/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sarah Cyphers 847-509-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM, LLP
(Name – *if individual, state last, first, middle name*)

9 Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JULIE D GROBMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/21/24

Notary Public

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Chauner Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (the "Company") as of June 30, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, IL
September 28, 2021

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF FINANCIAL CONDITION

June 30, 2021

ASSETS

Assets	
Cash and cash equivalents	$ 264,403
Deposit with clearing broker-dealer	2,676
Private placement receivables	495
Total Assets	$ 267,574

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 10,661
Due to related party	157,421
Accounts payable	5,000
Total Liabilities	173,082
Stockholder's Equity	
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid in capital	9,990
Retained earnings	84,492
Total Stockholder's Equity	94,492
Total Liabilities and Stockholder's Equity	$ 267,574

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF INCOME

Year Ended June 30, 2021

REVENUES		
Private placements	$	598,443
Mutual fund trails		25,509
Interest and dividends		28
Other		1,325
		625,305
EXPENSES		
Commissions		260,977
Administrative fees - related party		320,312
Regulatory fees		18,433
Legal and accounting fees		23,280
Bank fees		537
Other		75
Federal income tax		500
		624,114
Net Income	$	1,191

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2021

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2020	$ 10	$ 9,990	$ 83,301	$ 93,301
Net Income	-	-	1,191	1,191
Balance, June 30, 2021	$ 10	$ 9,990	$ 84,492	$ 94,492

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CASH FLOWS

Year Ended June 30, 2021

Cash Flows from Operating Activities:		
Net Income	$	1,191
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Deposit with clearing broker-dealer		22,324
Private placement receivables		(231)
Accounts payable		5,000
Commissions payable		379
Due to related party		(165,105)
Net cash used in operating activities		(136,442)
Cash and equivalents, beginning of year		400,845
Cash and equivalents, end of year	$	264,403

The accompanying notes to financial statements are in integral part of these statements

Business Activity

Chauner Securities, Inc. (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

Cash and Cash Equivalents

The Company recognizes cash equivalents with maturity dates of three months or less at the time of purchase as cash equivalents in the financial statements. Cash equivalents primarily consist of money market funds. Cash includes all cash balances deposited with local and national financial institutions.

Revenue Recognition

Revenue from contracts with customers is recognized following a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition from Contracts with Customers

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Fees

The Company has a managing dealer agreement with select issuers in which services are provided by the Company to the sponsor during the course of the private placement offering. These services include consulting on the structure of the offering and compliance matters as well as marketing support throughout the offering. The firm receives fees for these services which are related to each purchase of units/shares in the offering. This revenue is recognized by the firm as investors are admitted to the fund, typically on a bi-monthly basis depending on the closing schedule of the issuer.

Mutual Fund Trails

The Company earns commissions and fees through providing services related to mutual funds. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund. These fees are generally received monthly or quarterly while the customer holds the investment. As these trailing commissions are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized monthly when it is probable that a significant reversal will not occur.

Disaggregation of Revenue

The Company's revenues on the Statement of Income are already disaggregated. Therefore, no further disaggregation is deemed necessary.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company's net capital and required net capital were $89,709 and $11,539, respectively. At June 30, 2021, the ratio of aggregate indebtedness to net capital was 1.93 to 1.

Revenue Concentrations

Approximately 81% of the Company's revenue was received through two customers.

Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are allocated based upon the agreement between the respective parties. The Company incurred a total of $217,312 for shared administrative expenses. In addition, the Company incurred $103,000 for reimbursement of profit sharing and bonuses for the shared employees during the fiscal year, which are included in the administrative fees on the statement of income. The total

amount due to the related entity was $157,421 at June 30, 2021.

Income Taxes

For Federal and Illinois income taxes, the Company is subject to examination of tax returns for fiscal years ending after June 30, 2017.

Contingencies

From time to time, the Company is subject to regulatory exams by FINRA and the SEC. There were no such exams in process as of the issuance date of the financial statements.

Risk and Uncertainties

As the COVID-19 pandemic continues to affect businesses across the United States, the Company keeps monitoring federal and local health authorities' guidelines related to business and travel restrictions, especially the impact on its employees, its customers and business operations. During the year ended June 30, 2021, the Company experienced a decline in revenues, primarily due to decreased transaction volume in the private placement investment sector. This decrease is primarily attributed to many factors including, investor uncertainty related to the overall economy due to the pandemic, decreased activity due to travel and other restrictions imposed on businesses and individuals during the pandemic. While these circumstances may continue for an extended period of time, the long-term impact on the Company's operations could not be determined as of the date of issuance.

CHAUNER SECURITIES, INC.

Northbrook, IL

Year Ended June 30, 2021

SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Aggregate Indebtedness	
Commissions payable	$ 10,661
Due to related party	157,421
Accounts payable	5,000
Total Aggregate Indebtedness	$ 173,082
Computation of Basic Net Capital Requirement:	
Stockholder's equity	$ 94,492
Deductions:	
Deposit with clearing broker-dealer	2,676
Private placement receivables	495
Haircuts on money market funds	1,612
Net Capital	$ 89,709
Minimum of $5,000 or 6 2/3% of Aggregate Indebtedness	$ 11,539
Capital in excess of minimum requirement	$ 78,170
Ratio of aggregate indebtedness to net capital	1.93 to 1

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form-X-17A-5 as of June 30, 2021.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities, and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities, and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chauner Securities, Inc. (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Deerfield, IL
September 28, 2021

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5

September 16, 2021

To Whom It May Concern:

Chauner Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving trails and 12b-1 fees from sales of unregistered mutual funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed: Sarah Cyphers

Sarah Cyphers

Chief Compliance Officer